
NYSE
AX
Axos Financial, Inc.
34.9600
axos
FINANCIAL
AX
LISTED
NYSE

Axos Financial, Inc.
Investor Presentation

August 12, 2025

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, Form 10-Q for the quarter ended March 31, 2025 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products	› Cash and Treasury Mgmt. › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Mgmt. Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Liberty › Axos Professional Workstation (APW)

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.55%	0.69%	89%
Return on Equity	14.62%	6.40%	92%
NIE/Avg Assets	2.09%	2.41%	30%
Net Interest Income	4.68%	2.79%	96%
Efficiency Ratio	43.45%	72.46%	6%

The 92% on ROE means that the Bank outperformed 92% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of June 30, 2025; data retrieved July 30, 2025.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended June 30, 2025.

Consolidated Fiscal Fourth Quarter 2025 Highlights Compared with Fiscal Fourth Quarter 2024

Asset Growth



$ Millions
30,000
25,000
20,000
15,000
10,000
5,000
0
22,855
8%
24,783
Q4 2024
Q4 2025

Deposit Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
19,359
8%
20,830
Q4 2024
Q4 2025

Net Income



$ Millions
200
150
100
50
0
104.9
6%
110.7
Q4 2024
Q4 2025

Diluted EPS



$ Diluted EPS
3.00
2.00
1.00
0.00
1.80
7%
1.92
Q4 2024
Q4 2025

Return on Equity = 16.85%

Return on Assets = 1.85%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)

$ Per Share



10.00
7.50
5.00
2.50
0.00
20.0% CAGR
2.98
3.56
3.97
5.07
7.66
1
7.43
2020
2021
2022
2023
2024
2025

Book Value Per Share (FY)

$ Per Share



60.00
40.00
20.00
0.00
18.2% CAGR
20.56
23.62
27.48
32.53
40.26
47.46
2020
2021
2022
2023
2024
2025

Note 1: The year ended June 30, 2024, included a one-time pre-tax gain of approximately $92.4 million, or $1.11 per diluted common share, related to the FDIC Loan Purchase

Expanding Net Interest Margin Through a Variety of Interest Rate Cycles



Rising Net Interest Margin
6%
4%
2%
0%
5.08%
5.33%
4.90%
4.62%
4.35%
4.33%
4.13%
3.83%
3.92%
0.08%
0.08%
0.26%
2020
2021
2022
2023
2024
2025
NIM
Effective Fed Funds Rate

Loan Growth by Category

$ Millions

Loans	Category	Sub-category	Q4 FY25	Q3 FY25	Inc (Mar)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,786	$ 3,697	$ 89
		SF Warehouse Lending	609	498	111
	Multifamily & Commercial Mortgage	Multifamily	1,729	2,059	(330)
		Small Balance Commercial	1,212	1,281	(69)
	Commercial Real Estate	CRE Specialty	5,713	5,371	342
		Lender Finance RE	1,224	985	239
	Commercial & Industrial Non-RE	Lender Finance Non-RE	2,567	2,519	48
		Asset-Based and Cash Flow Lending	2,633	2,317	316
		Capital Call Facilities	1,596	1,555	41
	Auto & Consumer	Auto	430	400	30
		Unsecured/OD	52	46	6
		Other	1	1	—
			$ 21,552	$ 20,729	$ 823

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	› Board of Directors › Annual Strategic Plan › Corporate Governance › Policies & Approval Authorities	nCino CoStar Group RIMS exactbid	LERETA	Microsoft SQL Server	LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



320
300
280
260
240
220
200
180
160
14.0
280.0
(9.0)
1.0
18.0
(3.1)
10.9
290.0
March 31, 2025
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
June 30, 2025
ACL + UCL
ACL + UCL
ACL
UCL

Commercial Real Estate Specialty[1] Detail
as of June 30, 2025

62% of total Commercial Real Estate Specialty balance at June 30, 2025 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 47%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,618	44 %
Bridge	1,959	47
Stabilized	933	57
Pre-development	203	44
Total	**$ 5,713**	**46 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- HOA and property management
- Business management and entertainment
- Title and escrow companies
- 1031 exchange firms

- White-label banking



Fiduciary Services $1.1B
Consumer Direct $11.6B
Specialty Deposits $2.2B
Diversified Deposit Gathering Business Lines
Distribution Partners $0.4B
Axos Securities $1.0B¹
Small Business Banking $0.6B
Commercial & Treasury Management $3.9B

- Business banking with simple suite of cash management services

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of June 30, 2025

Note 1: Excludes approximately $450 million of off-balance sheet deposits

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

June 30, 2025

Total Deposits = $20.8 billion



Time deposits
5%
Checking and other demand deposits
32%
Savings
63%

Checking/Demand Growth (6/2013 - 6/2025) = 1584%
Savings Growth (6/2013 - 6/2025) = 1939%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



WA
MT
ND
MN
ME
OR
ID
SD
WI
VT
NH
WY
MI
NY
MA
IA
NE
CT
RI
PA
NV
UT
CO
IL
IN
OH
NJ
MD
KS
MO
DE
WV
KY
VA
CA
TN
NC
OK
AR
AZ
NM
MS
SC
AL
GA
TX
LA
FL
Number of Accounts
1
1,000
2,000
3,000
3,607
Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

axos

Year Ended
June 30, 2019

Total Non-Interest Income = $82.9 million



7%
7%
6%
14%
64%
Prepayment Penalty Fees
Gain on Sale
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Three Months Ended
June 30, 2025

Total Non-Interest Income = $165.1 million[1]



27%
19%
23%
31%
Broker-Dealer Fees
Advisory Fees
Banking and Service Fees
Prepayment penalty fee income
Mortgage Banking and Servicing Rights

Securities Segment Fee Income[2] (6/2019 – 6/2025) = 556%

Note 1: Represents annualized quarterly June 30, 2025 data
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Axos Advisor Services is the 6th largest RIA custodian in the U.S.
- More than $35 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended June 30, 2025


Securities Lending
6%
Net Interest Income
2%
Custody
22%
Margin Lending
11%
Clearing Fees
& Execution
18%
Cash Sorting
41%

Custody	$	7,749,487
Clearing Fees & Execution		6,666,263
Cash Sorting		14,954,010
Margin Lending		3,999,096
Securities Lending		2,101,870
Net Interest Income		1,183,427
Net Revenues	**$**	**36,654,153**

Three Months Ended June 30, 2019


Securities Lending
8%
Clearing &
Execution
Fees
47%
Margin
Lending
26%
Cash Sorting
19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform


Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 214 RIAs[1]
($1M+ AUC)

~$30B Assets Under Custody

TAMPs	Traditional RIAs	Small RIAs
55% of Total AUC	***43% of Total AUC***	***2% of Total AUC***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Data as of June 30, 2025
Note 1: 257 total advisors on Liberty platform; advisors with <$1M AUC comprise <$9M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past

2018 - 2022

People
- Highly skilled in the business segment(s) being served (Uncertainty, frustration)

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

COR CLEARING

TRUST COMPANY OF AMERICA

Present

2023 - 2025

axos CLEARING
A subsidiary of Axos Financial™

axos ADVISOR SERVICES

People
- Learning new skills within the current business vertical (adaptable, siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (enhanced accuracy, better resource utilization)

Technology
- Home-grown bi-furcated technology (duplicative, confusing)

Future

2026+

axos SECURITIES

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data- driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

- **Data Driven Insight**
- **Integrated Customer Experience**
- **Digital Marketing**
- **Digitally Enabled Operations**
- **Next-Gen Technology**

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations

UDB 1.0	UDB 2.0	White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Operational Productivity Initiatives

Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable

Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platforms: ALF and Liberty
- New feature and platform development for Axos Invest/SDT

Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks

Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Zenith bookkeeping support and journal entries
- Accounts payable and other accounting functions

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com